TEEKAY CORPORATION

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton HM 08, Bermuda

December 22, 2017

Justin Dobbie, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Re:	Teekay Corporation
Registration Statement on Form F-3
Filed November 29, 2017
File No. 333-221806

Dear Mr. Dobbie:

We have reviewed your letter to us of December 19, 2017 setting forth a staff comment on the Form F-3 registration statement of Teekay Corporation (the “Company”) filed on November 29, 2017 (the “Registration Statement”). This letter responds to the comment made by the staff in your letter. For your convenience, the response has been keyed to the comment.

Shareholder rights plan

SEC Comment

Based on your description of the shareholder rights plan on page 9, holders of your common stock receive purchase rights. Please revise the prospectus to register the offering of the rights. For guidance, refer to Question 116.16 of the Securities Act Forms Compliance and Disclosure Interpretations. In addition, please have counsel revise the legality opinion to include the rights.

Response to Comment:

The Company has complied with the staff’s comment by revising the fee table of the Registration Statement to register the rights that accompany its common stock. We refer you to Amendment No. 1 to the Registration Statement filed by the Company with the Commission today. In addition, we confirm that counsel have revised their legality opinions accordingly, and such revised opinions have been filed as Exhibits 5.1 and 5.2 to Amendment No. 1 to the Registration Statement.

* * * * *

Sincerely,

/s/ Vincent Lok

Vincent Lok

Chief Financial Officer

(Principal Financial and Accounting Officer)

cc:	Tonya K. Aldave (U.S. Securities and Exchange Commission)
David Matheson (Perkins Coie LLP)
Daniel C. Rodgers (Watson Farley & Williams LLP)